Filed by Adastra Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adastra Minerals Inc.

Commission File No. 333-131481

NEWS RELEASE

Conditional Proposal from Mwana Africa PLC -

Adastra Board reiterates its recommendation to shareholders to accept First Quantum Offer

Trading: TSX and AIM: AAA

London, UK (April 27, 2006) - Adastra Minerals Inc. ("Adastra" or the "Company") announces that it has today received a letter from Mwana Africa PLC ("Mwana") proposing that Mwana acquire Adastra.  In the letter, Mwana states:

“Based on current information, we would be prepared, subject to receiving the Board's prior written consent, to propose to make an all cash offer for Adastra at no less than C$3.85 per share (the "Offer"), conditional only on the following:

•	The unanimous recommendation of the board of Adastra;
•	A break fee and support agreement from the board of Adastra;
•	Confirmation that Adastra's Kolwezi project financing package is executable;
•	Satisfactory confirmatory due diligence.

Mwana intends to fund the consideration through a combination of existing funds and a Convertible Loan Stock ("CULS") structure which would be fully underwritten by JPMorgan Cazenove.

The acquisition of Adastra would require Mwana shareholder approval in general meeting.”

On April 18, 2006 the Board of Directors of Adastra determined that the improved offer (the "First Quantum Offer") from First Quantum Minerals Ltd. was fair to shareholders and unanimously recommended that shareholders accept the offer which expires at 11.59pm (Toronto time) on April 28, 2006.

The Board met today and carefully considered the proposal it received from Mwana. In doing so, the Board noted that although the price per Adastra share indicated in the Mwana letter is higher than the current value of the First Quantum Offer, the Mwana proposal is subject to a number of conditions, including Mwana shareholder approval, due diligence, and a condition relating to

Adastra's project financing.  In addition, there is no assurance that a formal offer from Mwana would be forthcoming, and that if received, any formal offer from Mwana would not be able to be consummated until at least June 2006 (and would be subject to certain risks of completion until that time), as compared to the First Quantum Offer which expires tomorrow.

Based in part on these considerations, the Board, after receiving advice from its financial and legal advisers, reiterates its recommendation to shareholders to accept the First Quantum Offer.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments. Adastra is currently subject to a take-over offer from First Quantum Minerals Inc (TSX: FM AIM: FQM), which the Board of Adastra has recommended to its shareholders.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Cathy Malins / Annabel Leather

Tel.: +44 (0)7876 796629

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by First Quantum Minerals Ltd. for common shares of Adastra Minerals Inc. First Quantum has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-80, as amended, which includes the offer and take-over bid circular. First Quantum, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving Adastra’s operations in the Democratic Republic of Congo and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing, the effect on Adastra’s near term share price should the Improved Offer fail, and other risks and uncertainties, including those described in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and  www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.